SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K


                                  -------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended January 31, 2000.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 1-9494

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                  TIFFANY & CO.
                                  -------------

               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
               ---------------------------------------------------

                                    CONTENTS
                                    --------



                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT ACCOUNTANTS                                              2

FINANCIAL STATEMENTS:
         Statement of Net Assets Available for Benefits
                  at January 31, 2000                                          3

         Statement of Net Assets Available for Benefits
                  at January 31, 1999                                          4

         Statement of Changes in Net Assets Available
                  for Benefits for the year ended
                  January 31, 2000                                             5

         Notes to Financial Statements                                      6-11

SUPPLEMENTAL SCHEDULES:
         Schedule of Assets Held for Investment Purposes
                  at January 31, 2000                                         12

                           Report of Independent Accountants



To the Participants and Administrator of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 2000 and January 31, 1999, and the changes in net assets available for benefits for the year ended January 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at January 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


July 17, 2000

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                 Statement of Net Assets Available for Benefits


                                                                                        January 31, 2000
                                                             ----------------------------------------------------------------
                                                                   Participant           Non-Participant
                                                                    Directed                Directed
                                                             ---------------------   ---------------------
                                                                                           Employee
                                                                                             Stock
                                                                     Various               Ownership
                                                                      Funds                 Account               Total
                                                             ---------------------   ---------------------  -----------------
       Assets
         Investments, at fair value:
           Scudder Trust Company:
              Common and collective trust funds              $        13,248,165    $                  -   $     13,248,165
              Mutual Funds                                            25,781,031                       -         25,781,031
           Tiffany & Co. Common Stock                                 18,818,305              28,677,258         47,495,563
           Cash and cash equivalents                                      11,163                  20,094             31,257
                                                             ---------------------   ---------------------  -----------------

       Total investments                                              57,858,664              28,697,352         86,556,016
                                                             ---------------------   ---------------------  -----------------


       Receivables:
         Employer's contribution                                       3,027,464               3,188,769          6,216,233
         Participant contributions                                       309,585                       -            309,585
         Participant loans receivable                                  1,494,321                       -          1,494,321
                                                             ---------------------   ---------------------  -----------------

       Total receivables                                               4,831,370               3,188,769          8,020,139
                                                             ---------------------   ---------------------  -----------------


       Net assets available for benefits                      $       62,690,034    $         31,886,121   $     94,576,155
                                                             =====================   =====================  =================


   The accompanying notes are an integral part of these financial statements.

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                 Statement of Net Assets Available for Benefits


                                                                                      January 31, 1999
                                                             --------------------------------------------------------------
                                                                  Participant          Non-Participant
                                                                   Directed               Directed
                                                             --------------------   --------------------
                                                                                          Employee
                                                                                            Stock
                                                                    Various               Ownership
                                                                     Funds                 Account               Total
                                                             --------------------   --------------------   ----------------
       Assets
        Investments, at fair value:
          Scudder Trust Company:
             Common and collective trust funds               $         8,514,995    $                 -    $     8,514,995
             Mutual Funds                                             18,907,331                      -         18,907,331
          Tiffany & Co. Common Stock                                   5,298,307              9,991,213         15,289,520
          Cash and cash equivalents                                      170,366                      -            170,366
                                                             --------------------   --------------------   ----------------
       Total investments                                              32,890,999              9,991,213         42,882,212
                                                             --------------------   --------------------   ----------------

       Receivables:
          Employer's contribution                                      2,494,617              1,600,000          4,094,617
          Participant contributions                                      234,445                      -            234,445
          Participant loans receivable                                   810,805                      -            810,805
                                                             --------------------   --------------------   ----------------

       Total receivables                                               3,539,867              1,600,000          5,139,867
                                                             --------------------   --------------------   ----------------

       Net assets available for benefits                     $        36,430,866    $        11,591,213    $    48,022,079
                                                             ====================   ====================   ================



   The accompanying notes are an integral part of these financial statements.

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                       for the year ended January 31, 2000


                                                                    Participant       Non-Participant
                                                                     Directed             Directed
                                                              ------------------   ------------------

                                                                                       Employee Stock
                                                                      Various            Ownership
                                                                      Funds              Account               Total
                                                              ------------------   ------------------   ------------------
     Additions
      Net appreciation in fair market value of investments     $     13,054,760     $     17,973,633     $     31,028,393
      Common and collective fund income earned and retained              82,652                    0               82,652
      Interest, dividends and other returns of funds                  2,081,567               89,076            2,170,643
                                                              ------------------   ------------------   ------------------
            Total investment income                                  15,218,979           18,062,709           33,281,688

     Contributions and rollovers
      Participant                                                     9,817,051                    0            9,817,051
      Employer                                                        3,027,464            3,188,769            6,216,233
                                                              ------------------   ------------------   ------------------
            Total contributions and rollovers                        12,844,515            3,188,769           16,033,284
                                                              ------------------   ------------------   ------------------

            Total additions                                          28,063,494           21,251,478           49,314,972

     Deductions
      Withdrawals and distributions                                   1,792,482              956,468            2,748,950
      Administrative expenses                                            11,844                  102               11,946
                                                              ------------------   ------------------   ------------------
            Total deductions                                          1,804,326              956,570            2,760,896

                                                              ------------------   ------------------   ------------------
     Increase in net assets available for benefits                   26,259,168           20,294,908           46,554,076


     Net assets available for benefits, beginning of year            36,430,866           11,591,213           48,022,079
                                                              ------------------   ------------------   ------------------
     Net assets available for benefits, end of year             $    62,690,034     $     31,886,121     $     94,576,155
                                                              ==================   ==================   ==================


                 The accompanying notes are an integral part of these financial statements.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                -----------------



1.       Description of Plan
         -------------------

         The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for complete information.

         General:

         The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company"). The Plan was originally established on February 1, 1988 as the Tiffany & Co. Employee Stock Ownership Plan (the "ESOP"). On May 19, 1994, the Plan was amended to include a cash or deferred savings arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and was renamed the "Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan," effective August 1, 1994. On October 8, 1996, the Plan was again amended to add an employer matching contribution feature to the 401(k) component of the Plan. That amendment became effective on February 1, 1996.

         The assets of the Plan are maintained and transactions therein are executed by Scudder Trust Company, the trustee of the Plan ("Trustee"), an affiliate of Scudder Kemper Investments, Inc. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Eligibility:

         Employees automatically become participants in the ESOP feature of the Plan on February 1st immediately following their initial date of employment. Employees become eligible to participate in the 401(k) feature of the Plan after they have completed one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Persons who are designated executive officers of the Company are not eligible to participate in the profit sharing feature of the Plan.

         Contributions:

         The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. Common Stock. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives established by the Board of Directors in accordance with, and subject to, the terms and limitations of the Plan.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------



1.       Description of Plan (Continued)
         -------------------------------

         The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $10,000 in 1999, subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

         With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

         Under  certain  circumstances,   employee  contributions  and  employer
         matching contributions may be limited in the case of highly compensated employees.


         Participant Accounts:

         Each participant's 401(k) account is credited with the participant's contribution, if any, employer contributions, if any, and an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances.

         The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on a per capita basis.

         Vesting:

         All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and nonforfeitable at all times. Employer contributions become 100% vested and nonforfeitable after the participant has completed two years of service.

         Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and nonforfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------




         Vesting (Continued):

         In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated amongst the remaining participants in the Plan's ESOP feature. The participant will also forfeit any assets in his or her 401(k) account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants accounts. Forfeitures totaled $87,305 and $94,141 for the years ended January 31, 2000 and 1999.

         Administrative Expenses:

         All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

         Participant Loans and Withdrawals:

         Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates as determined by the plan administrator. Interest rates range from 9.25 percent to 9.5 percent. Principal and interest is paid ratably through payroll deductions.

         Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

         Payment of Benefits:

         Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the ESOP feature of the Plan which are distributed in the form of a stock certificate. The balance of the participant's Tiffany & Co. Stock Fund account may also be distributed in the form of a stock certificate for whole shares if the participant so elects.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------


         Payment of Benefits (Continued):

         Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

2.       Summary of Significant Accounting Policies
         ------------------------------------------

         Basis of Accounting:

         The Plan's financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles.

         Payment of Benefits:

         Benefit payments to participants are recorded upon distribution.

         Investment Valuation:

         Investments in the trust and mutual funds are stated at fair value based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. Common Stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year.

         The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

         Reclassifications:

         Certain amounts as of January 31, 1999 have been reclassified to conform with the presentation as of January 31, 2000.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------



3.       Investments
         -----------

         Participant directed investments which were equal to or exceeded 5% of the current value of the Plan's net assets at January 31, 2000 and 1999 were as follows:

                                                                                 January 31,
                                                                 ----------------------------------------

                                                                     2000                      1999
                                                                 -------------------     -----------------


         Stable Value Fund                                       $ 6,592,595              $ 4,461,571
         Pathway Balanced Fund                                             -                3,235,823
         Stock Index Fund                                          6,655,570                4,035,424
         Growth & Income Fund                                      8,029,756                7,336,768
         AIM Constellation Fund                                    8,838,063                5,277,210
         Tiffany & Co. Stock Fund                                 18,818,306                5,298,307

         The net appreciation in the fair value of participant directed investments for the year-ended January 31, 2000 was as follows:

         Common Collective Trust Funds                                                    $   566,000
         Mutual Funds                                                                       2,502,860
         Tiffany & Co. Stock Funds                                                          9,985,900
                                                                                          ------------


         Net appreciation in the fair value
         Of investment                                                                    $13,054,760
                                                                                          ============

4.       Party-in-Interest Transactions
         ------------------------------

         Certain Plan investments include mutual funds managed by Scudder Kemper Investments, Inc. Because Scudder Trust Company, the Plan Trustee, is an affiliate of Scudder Kemper Investments, Inc., investment
         transactions   in  such  mutual  funds  are  considered  to  be  exempt
         party-in-interest transactions under the Department of Labor's rules and regulations.

5.       Tax Status
         ----------

         The Plan has received a favorable letter of determination from the Internal Revenue Service for all changes to the Plan through January 31, 1996. The Plan has been amended since receiving this determination letter. However, it is the belief of the plan administrator and the Plan's tax counsel that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------


6.       Concentration of Credit and Market Risk
         ---------------------------------------

         The Plan provides for various investment options in any one or a combination of common and collective trust funds and mutual funds which invest in a variety of stocks, bonds, fixed income securities, mutual funds, guaranteed investment contracts, bank investment contracts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.       Plan Termination
         ----------------

         Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

         In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                                January 31, 2000


     PRINCIPAL AMOUNT,
     # OF SHARES OR UNITS
     OF PARTICIPATION                             DESCRIPTION                        COST             FAIR VALUE
     -----------------------------------------------------------------------------------------------------------
                             Loans (9.25% - 9.50%)                                $   1,494,321   $    1,494,321
     -----------------------------------------------------------------------------------------------------------

           6,592,595 sh.     Stable Value Fund                                        6,592,595        6,592,595
     -----------------------------------------------------------------------------------------------------------

              48,983 sh.     Pathways Conservative Fund                                 619,929          588,284
     -----------------------------------------------------------------------------------------------------------

             278,236 sh.     Pathways Balanced Fund                                   3,568,602        3,797,917
     -----------------------------------------------------------------------------------------------------------

             162,732 sh.     Pathways Growth Fund                                     2,339,076        2,750,169
     -----------------------------------------------------------------------------------------------------------

             170,919 sh.     Stock Index Fund                                         5,383,048        6,655,570
     -----------------------------------------------------------------------------------------------------------

             308,244 sh.     Growth & Income Fund                                     8,053,843        8,029,756
     -----------------------------------------------------------------------------------------------------------

             222,118 sh.     AIM Constellation Fund                                   6,572,262        8,838,063
     -----------------------------------------------------------------------------------------------------------

             171,015 sh.     Templeton Foreign Fund                                   1,703,066        1,776,841
     -----------------------------------------------------------------------------------------------------------

             254,301 sh.     Tiffany & Co. Stock Fund                                 8,431,282       18,818,306
     -----------------------------------------------------------------------------------------------------------

             387,530 sh.     Tiffany & Co. ESOP                                       6,727,546       28,677,258
     -----------------------------------------------------------------------------------------------------------

              31,257 sh.     Tiffany & Co. Stock Fund - Cash and cash equivalents        31,257           31,257
     -----------------------------------------------------------------------------------------------------------



     -----------------------------------------------------------------------------------------------------------
                                                                         Total   $   51,516,827  $    88,050,337
     -----------------------------------------------------------------------------------------------------------


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
        -----------------------------------------------------------------
                                 (Name of Plan)


 Date: July 19, 2000           /s/ Stephen M. Salyk
                               ------------------------------------------
                               Stephen M. Salyk
                               Member of Plan Administrative Committee

                                                                      Exhibit 23







                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-54847) of Tiffany & Co. of our report dated July 17, 2000 relating to the financial statements and supplemental schedule of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP


Florham Park, New Jersey
July 20, 2000